June 29, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Neuberger Berman Equity Funds
--Neuberger Berman Global Equity Fund
--Neuberger Berman Global Thematic Opportunities Fund
File Nos. 002-11357; 811-00582
Post-Effective Amendment No. 156

Ladies and Gentlemen:

We have acted as counsel to Neuberger Berman Equity Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 156 to the Trust's Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP